PEDEVCO CORP.
4125 Blackhawk Plaza Circle, Suite 201
Danville, California 94506

December 19, 2014

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attention:  H. Roger Schwall, Assistant Director

Re:	PEDEVCO CORP. - Request to Withdraw Post-Effective Amendment No. 1 to Form S-8 Registration Statement Filed July 1, 2014 File No. 333-192002

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), PEDEVCO CORP. (the “Company”) hereby requests the withdrawal, effective immediately, of Post-Effective Amendment No. 1 to its Registration Statement on Form S-8, File No. 333-192002 (the “First Amendment to Registration Statement”), which was originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on July 1, 2014 and requests that the Commission consent thereto.

No securities have been sold under the First Amendment to Registration Statement.

The Company has determined at this time to withdraw the First Amendment to Registration Statement due to the fact that such First Amendment to Registration Statement was incorrectly filed as a Post-Effective Amendment to the Company’s original Form S-8 Registration Statement filed with the Commission on October 31, 2013, instead of a new Form S-8 Registration Statement, and as such the Company believes that withdrawal is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.  Following the date of this letter, the Company plans to register the shares covered by the First Amendment to Registration Statement on a standalone Form S-8 Registration Statement.

The Company further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the First Amendment to Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the First Amendment to Registration Statement to Clark R. Moore, General Counsel at the above-mentioned address, with a copy to David M. Loev, The Loev Law Firm, PC, 6300 West Loop South, Suite 280, Bellaire, Texas 77401, facsimile number (713) 524-4122.

If you have any questions about this withdrawal request, please contact our legal counsel, David M. Loev, of The Loev Law Firm, PC, at (713) 524-4110.

Very truly yours,

PEDEVCO CORP.

By: /s/ Frank C. Ingriselli

Frank C. Ingriselli
Chief Executive Officer